UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 30 November 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Results of Annual General Meeting

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or “the Company)
RESULTS OF ANNUAL GENERAL MEETING
Shareholders are advised that the results of the business
conducted at the annual general meeting of Sasol held in Rosebank today, are as follows:

1. The financial statements of the Company as well as the reports of the directors and auditors for the year ended 30 June 2007 were accepted and adopted;

2. Mss E le R Bradley, V N Fakude, I N Mkhize and Messrs A Jain
and S Montsi retired by rotation at the meeting and were re-
elected for a further term of office in terms of Articles 75(d)
and 75(e) of the Company’s Articles of Association;
3. One director appointed by the board during the course of the calendar year, Mr T A Wixley retired at the meeting, but was elected for a further term of office in terms of Article 75(h) of the Company's Articles of Association;
4. KPMG Incorporated was re-appointed as auditors of the Company until the conclusion of the next annual general meeting;
5. Special Resolution number 1 to adopt the English version of the company’s memorandum and articles of association, initialled by the chairman, to replace the Afrikaans version as the official version of the memorandum and articles of association of the company, with effect from the date of the adoption of this
resolution, was approved;

6. Special Resolution number 2 to amend the articles of
association (which have been adopted in terms of special
resolution number 1 above) by the insertion of a new article
143A, to enable the company to deliver notices and company
communications to shareholders electronically, to allow for the use of electronic proxies and to allow for retention of documents by way of electronic means, was approved;

7. Special Resolution number 3 to authorise the directors of the company, in terms of the authority granted in article 36(a) of the articles of association of the company, to approve the
purchase by the company, or by any of its subsidiaries, of the company's shares, subject to the provisions of the Companies Act of 1973, as amended, and subject to the rules and requirements of the JSE Listings Requirements, as amended, was approved;

8. Ordinary Resolution number 1 approving the revised annual fees payable to non-executive directors of the Company was approved.
The special resolutions will be lodged with the Companies and
Intellectual Property Registration Office for registration.
30 November 2007
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2007
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary